Securities and Exchange Commission
                             Washington, D.C. 20549
                        -------------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                        Central European Value Fund, Inc.
- ------------------------------------------------------------------------------
                                (Name of Issuer)


                                Common Stock
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   153455100
- ------------------------------------------------------------------------------
                                 (CUSIP Number)

		Ralph W. Bradshaw
		c/o Deep Discount Advisors, Inc.
		One West Pack Square, Suite 777
		Asheville, NC 28801
		(828) 255-4833

- ------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 September 9, 1998
- ------------------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

CUSIP No.:  153455100                 13D                    Page 2
- ---------------------                                        --------

==========================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

        Deep Discount Advisors, Inc.
===========================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
===========================================================================
3         SEC USE ONLY

===========================================================================
4         SOURCE OF FUNDS                                                OO
===========================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
===========================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   One West Pack Square, Suite 777 Asheville, NC 28801
===========================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                  496400
============================================================================
BENEFICIALLY |    | SHARED VOTING POWER                                     0
    OWNED    |  8 |
============================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER          496400
 REPORTING   |  9 |
============================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER                                 0
    WITH     | 10 |
============================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                      496400
=======================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
=======================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                  8.4%
=======================================================================
14        TYPE OF REPORTING PERSON                                          IA
======================================================================

CUSIP No.:  153455100                 13D                    Page 3
- ---------------------                                        ----------

===============================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

	Ron Olin Investment Management Company
===============================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
========================================================================
3         SEC USE ONLY

======================================================================
4         SOURCE OF FUNDS                                                   OO
======================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
======================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   One West Pack Square, Suite 777 Asheville, NC 28801
=====================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                  311100
=====================================================================
BENEFICIALLY |    | SHARED VOTING POWER                     0
    OWNED    |  8 |
====================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER      311100
 REPORTING   |  9 |
=====================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER                0
    WITH     | 10 |
======================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                        311100
=====================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
=========================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                 5.3%
=======================================================================
14        TYPE OF REPORTING PERSON                                          IA
=========================================================================

ITEM 1.           SECURITY AND ISSUER

                  This Schedule 13D relates to the shares of Common Stock of Central European Value Fund, Inc.(the "Issuer"). The principal executive offices of the Fund are located at 200 Liberty Street, 38th Floor, World Fin'l, Oppenheimer Tower, New York, NY 10281
	Stephen Treadway, Chairman


ITEM 2.           IDENTITY AND BACKGROUND

(a) - (c) This Schedule 13D is being filed by Deep Discount Advisors, Inc. and Ron Olin Investment Management Company (the "Reporting Persons"), who are Registered Investment Advisors, One West Pack Square, Suite 777, Asheville, NC 28801.

                  (d) None

                  (e) None

                  (f) USA

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

	     Investment funds



ITEM 4.           PURPOSE OF TRANSACTION

The acquisition of the securities of the issuer was made for the purpose of investment. The reporting persons may acquire additional securities, or dispose of the securities of the issuer from time to time.

The reporting persons are in favor of actions by the issuer which would have the effect of increasing the investment value of the issuer's shares, and will support or may initiate actions which, in the sole discretion of the reporting persons, may result in increase in the market value of the issuer's shares.

On September 9, 1998, Ronald G. Olin, a control person associated with the reporting persons and also an individual shareholder of the issuer, sent the secretary of the Central European Value Fund Inc. (the issuer) a shareholder proposal intended for inclusion in the issuer's next shareholder meeting. This proposal requested that the shareholders vote on the mandatory termination of the investment advisory contract and further recommended that the Board of the issuer solicit competitive proposals for a new investment advisor. The letter also requested a meeting with the Board of Directors and suggested actions which might be taken to reduce or eliminate the discount at which the shares of the Fund have traded. A copy of the letter sent by Mr. Olin is attached as an exhibit to this filing.

It is possible that the reporting persons may directly solicit support for Olin's proposal with shareholders of the Fund to the degree permitted under applicable law. It is also possible that the reporting persons may solicit proxies in support of various other proposals and Director nominees in opposition to the existing Board. To the extent that Olin is influencing how the reporting persons' shares are voted, at present it is anticipated that such shares would be voted in support of Olin's proposal, although no final determination will be made until the Fund's final proxy is available. This Schedule D filing, in lieu of the reporting persons' normal filing of Schedule G, is occasioned by Mr. Olin's position as a control person of the reporting persons and by the possible solicitation of proxies by the reporting persons
which may take place as a result.   The securities of the issuer acquired and
held by the reporting persons were acquired in the ordinary course of business and were not acquired for the purpose of and, except as described herein, do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) The Fund's semiannual report, dated April 16,1998, states that, as of the close of business on February 28, 1998, there were 5,878,047 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

                  The Reporting Persons are the beneficial owners of 807,500 shares of Common Stock, which constitute approximately 13.7% of the outstanding shares of Common Stock.

                  (b) Power to vote and to dispose of the securities resides with the Reporting Persons.

                  (c) During the last sixty days, the following shares of Common Stock were traded:



 Date                  Number of Shares                       Price Per Share
- -------            --------------------------               ---------------
7/17/98	         	     5000  bought                            12.5625
7/29/98                1200  bought                            11.6875
7/30/98                1200  bought                            11.75
7/31/98                1000  bought                            11.875
8/5/98                 -800  sold                              11.75
8/5/98                 4300  bought                            11.8009
8/12/98                 600  bought                            11.4583
9/1/98               -24400  sold                               8.269
9/2/98                 8900  bought                             8.5625
9/3/98               -11900  sold                               8.625
9/4/98                 5000  bought                             8.5625
9/4/98               -22200  sold                               8.625
9/8/98               -17100  sold                               8.6477


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  None

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

The letter from Mr. Olin to the Fund, which precipitates this filing, is attached as Exhibit 1.

                                   SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 9, 1998                     Deep Discount Advisors, Inc.


                                         By: /s/ Ralph W. Bradshaw
                                            ----------------------------
                                            Name: Ralph W. Bradshaw
                                            Title:  Secretary

                                   EXHIBIT A

                  The business address for all individuals listed in this Exhibit A is One West Pack Square, Suite 777,
Asheville, NC 28801.

                        DIRECTORS AND/OR  GENERAL PARTNERS


Name and Address   	 Principal Occupation
- ----------------    		--------------------
Ronald G. Olin		Investment Advisor
Sandra D. Olin		Director
Gary A. Bentz		Investment Advisor
Ralph W. Bradshaw	      Investment Advisor
William A. Clark		Investment Advisor
Ralph D. McBride	      Attorney

                               EXECUTIVE OFFICERS


Name and Address                  Principal Occupation
- ----------------                	  --------------------
Ronald G. Olin		Investment Advisor
Gary A. Bentz		Investment Advisor
Ralph W. Bradshaw	      Investment Advisor
William A. Clark		Investment Advisor


               SHAREHOLDERS WHO MAY BE DEEMED TO CONTROL THE ADVISORS.

                  The following shareholders and/or partners may be deemed to control the Reporting Persons:

Ronald G. Olin

				EXHIBIT 1


 RONALD G. OLIN
            One West Pack Square, Suite 777, Asheville, NC  28801
           704-274-1863  Fax: 704-255-4834  E-mail: ddainc@msn.com

Deborah Kaback, Secretary Ph: 212-374-1601  Fax:  212-349-4759
The Board of Directors, The Central European Value Fund, Inc.
Oppenheimer Capital
World Financial Center
225 Liberty Street, 16th Floor
New York, NY  10281

 (via both Fax and Federal Express)				September 9, 1998

To the Board of Directors of The Central European Value Fund, Inc.:

My clients and I currently own about 14% of the Central European Value Fund (the Fund). We have been disappointed by the performance of the Fund and the persistent and growing discount at which the Fund's shares have traded.

We feel that there is no need to tolerate such a discount, as adequate remedies exist that are beneficial to all shareholders. The purpose of this letter is to suggest two specific remedies, to request a meeting with the Board of Directors to discuss these matters, and to submit a shareholder proposal for the next meeting of the Fund's shareholders.

The shareholder proposal to terminate the management contract with Value Advisors LLC may seem to be an extreme measure, but it represents one of the few effective means the shareholders have to indicate their displeasure if the Board and Manager fail to respond to their wishes.

A POOR INVESTMENT

All of the shareholder reports since the inception of the Fund are the basis of the following synopsis of the "out of pocket" investment results of the Fund's owners:

               CENTRAL EUROPEAN VALUE FUND SHAREHOLDER RESULTS
     (Values in Thousands - Source: Data from Regular Shareholder Reports)

                         All      Total     Mgmt.               Total     Distr.
 Period      Shares     Offer     Share     Cust.   Director    Oper.      Paid
 Ending      Issued     Fees      Cost      Fees      Fees     Expense      Out
 -------------------------------------------------------------------------------
 9/30/94       4,407     5,407    66,100
 8/31/95                                       679        30     1,265       441
 2/15/96       1,471       604    16,548
 8/31/96                                       895        32     1,575     1,183
 8/31/97                                       712        31     1,909     2,939
 8/28/98 (Estimated based on 2/28/98 report) 1,068        31     1,998       804

 TOTALS        5,878     6,011    82,648     3,354       123     6,748     5,366


      2/28/98       Per     Total              Results            Fund
      Values       Share    Value              Since Inception   Shares
      ----------------------------             ------------------------
      Market
      Price:        8.00    47,024             Market Value      47,024
      Net Asset                                + Payouts          5,366
      Value:       12.05    70,830             - Share Cost      82,648
      Discount
      Loss:         4.05   -23,806             Net Loss:        -30,257


                 WHO GOT WHAT IN THE CENTRAL EUROPEAN VALUE FUND?
                         (September 1994 - August 1998)
--------------------------------------------------------------------------------
Net Loss to Shareholders     $ 30 Mil. xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx
Total Fees & Expenses        $ 12 Mil. xxxxxxxxxxxxxxxxx
Shareholder Loss to Discount $ 24 Mil. xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx

SYNOPSIS OF SHAREHOLDER INVESTMENT RESULTS

This has been a poor investment. Since inception on 9/30/94, the Fund's shareholders have paid $83 million to buy new shares, received $5 million in distributions, and had an investment with a market value of $47 million as of 8/28/98.

The shareholders paid out over $12 million in management fees, director fees, underwriting fees, and other expenses while losing over $30 million on their investment. As of 8/28/98, the discount was costing each and every shareholder $4.05 a share or a +50% extra return over market value. The recovery of the $24 million lost to the discount would go a long way in restoring the $30 million collectively lost by the shareholders since inception of the Fund.

REMEDIES TO REDUCE THE DISCOUNT & ENHANCE SHAREHOLDER RETURNS

The discount represents an opportunity to markedly improve shareholder investment results with this Fund. All that is required is that the Board take the actions necessary to enhance shareholder wealth through the reduction and eventual elimination of the discount. Remedies are available which would enhance the Net Asset Value (NAV) of the Fund's shares, reduce/eliminate the discount, and allow shareholders a choice between a closed-end structure and receiving NAV for all their shares. The only significant impact of such actions would be a reduction in the advisory fee income paid to Value Advisors LLC due to those shareholders who choose to cash out entirely. Transactions could be structured so that there would not be an significant impact on those shareholders choosing to remain in the closed-end structure.

REMEDY #1 - PERPETUAL SHARE BUYBACKS TO ENHANCE NAV & REDUCE DISCOUNTS

Share buybacks have been viewed by the industry as a failure because, even though they have always enhanced NAV, they have never permanently fixed the discount. This is not surprising because all repurchase plans have been limited in size and duration. You don't get a permanent fix with a temporary band-aid.

Instead, if a fund unequivocally committed to perpetual, sizable buybacks whenever a discount existed, there would always be a buyer for the Fund's shares. Potential sellers would learn to be patient and would lower the discount at which they were willing to sell. Every share that the Fund bought at a discount would enhance NAV and the performance of the Fund. This would attract other buyers and serve to rebalance the demand/supply equation at a lower discount level. Logic says that eventually the price would stabilize in a range somewhere near NAV.

The value of such a program to existing shareholders is significant. For example, suppose repurchases began at a 33% discount (similar to that of The Central European Value Fund), suppose it took one half of the Fund's assets and one year to reduce the discount to 0%, suppose the average purchase price were at a 17% discount, and further suppose that the Fund's portfolio securities appreciated 10% during the same year net of expenses. In this case, those shareholders sticking with the Fund would see their investment increase by about +60% (+33% from discount elimination, +17% from NAV enhancement, +10% from the portfolio increase).

Repurchasing shares at a discount is equivalent to buying the fund's own carefully chosen portfolio at prices cheaper than those available in the market. The turnover of the Central European Value Fund has ranged from 20% to 56% in recent years. What could be a better investment for the Fund?

Fifty per cent of the Fund's yearly expenses are management and custodial fees which are proportional to the size of the Fund. A reduction in Fund size by one half might increase the Fund's expense ratio from about 2.2% to about 3.3%.
Most shareholders would gladly make this tradeoff to eliminate the discount and enhance their wealth.

REMEDY #2 - SPLITTING UP THE FUND TO SATISFY ALL SHAREHOLDERS

Many shareholders feel that they should be entitled to receive full NAV for their shares right away and should not have to wait for perpetual share buybacks or other techniques to slowly eliminate the discount. They desire that the Fund be open-ended or liquidated. Fund Managers and Boards often object that this is not fair to shareholders who like the closed-end structure. They argue that such actions will create tax consequences, difficulties of operation, and costs due to massive redemptions when other shareholders cash out.

There is a solution which should satisfy all shareholders. The Fund could do a self-tender offer for its shares in exchange of an in-kind distribution of its portfolio. Those wishing to remain in the closed-end fund would not have any immediate consequences as a result.

The tendering shareholders could be given a further option to exchange their portfolio proceeds for shares of a newly formed open-end fund created for that purpose or alternatively a liquidating trust which would sell them out. The entire series of transactions could be structured so that all expenses and tax impacts would be borne only by the those shareholders who chose to tender.

Scudder Spain and Portugal Fund has already researched and is currently planning such an action to allow their shareholders the option of receiving NAV or staying in the closed-end fund. The Central European Value Fund shareholders should be entitled to similar consideration.

A further advantage of this approach is that it would remove from the market the large number of the Fund's shareholders who are currently willing to sell their shares at less than NAV, and leave only those shareholders who truly desire the closed-end format in the remaining closed-end fund.

The optimal solution for the Central European Value Fund might be a combination of the two remedies: First, allowing those who wished NAV to exit to an open-end counterpart, and then instituting a perpetual buyback program in the remaining closed-end fund to keep the discount from reappearing.

A REQUESTED MEETING WITH THE BOARD

I would like to request a meeting with the Fund's Board to discuss these potential remedies and other issues relating to performance of the Fund and the discount. I believe there is a growing intolerance of the status quo among the shareholders and a level of impatience that will not be satisfied by less effective actions than those mentioned above.

THE SHAREHOLDER PROPOSAL TO TERMINATE VALUE ADVISORS LLC

On May 8, 1998 the SEC overruled the objections of eight fund management companies and their Boards of Directors and determined that the shareholders of closed-end funds could fire their investment advisor without Board approval. This is one of the few effective actions the shareholders can take if their Board and their Manager are not responsive to shareholder wishes. The decision to submit this shareholder proposal is occasioned by the filing deadline and the possibility that Value Advisors LLC and the Board will not take steps which result in eliminating the discount. It would be preferable if the Board would take actions prior to the next meeting of shareholders which would eliminate the need for shareholders to vote in support of this proposal.

I personally own 200 shares of The Central European Value Fund Inc. in my IRA and intend to continue to own these shares until the Fund's next annual meeting. (I am enclosing independent certification from my broker demonstrating continuous beneficial ownership of Fund shares in the required amounts for the required period of time). Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, I am hereby submitting the following proposal and supporting statement for inclusion in the Fund's proxy material for its next annual meeting of stockholders or any earlier special meeting. The notice of annual meeting held on February 20, 1998 specified September 10, 1998 as the deadline for such submissions. It should be noted for the record that I am not interested in participating in the competition for the Fund's advisory contract.

SUBMITTED SHAREHOLDER PROPOSAL:

RESOLVED: The Fund's investment advisory agreement with its investment manager, Value Advisors LLC, shall be terminated and the shareholders recommend that the board solicit competitive proposals for a new investment advisor.

SUPPORTING STATEMENT:

I believe Value Advisors LLC's advisory contract should be terminated because shareholder results with the Fund have been poor, and because management fees are apparently so lucrative to the manager that effective steps to enhance shareholder value are not taken.

Since inception on 9/24/94, the Fund's shareholders have paid $83 million to buy new shares, received $5 million in distributions, and had an investment with a market value of $47 million as of 8/28/98. The resulting loss of over $30 million dollars in just 4 years brings into question the value of this entire economic endeavor. The Net Asset Value (NAV) return of the Fund is somewhat better, but it fails to reflect the devastating impact of the discount on shareholder investment results.

The shareholders paid out over $12 million in advisory fees, director fees, underwriting fees, and other expenses while losing more than $30 million on their investment. As of 8/28/98, the discount was costing each and every shareholder $4.05 a share or a +50% extra return. The recovery of the $24 million lost to the discount would go a long way in restoring the $30 million collectively lost by the shareholders since inception of the Fund.

After 25 years as a private investor and 10 additional years as an investment professional managing up to $240 million in closed-end fund shares, I am convinced that the biggest problem in fixing discounts and adding market value is the investment advisor. Fees are so lucrative that the fund manager will rarely recommend more than token steps to enhance shareholder value. I believe the Directors owe their positions to the manager and the manager's predecessors and therefore will not take effective actions such as committing to perpetual share buy-backs, tender offers, open-endings, or other means to deliver Net Asset Value to shareholders. Such steps would reduce the Fund size and the advisory fees paid to the manager. Instead, this Fund conducted a rights offering and sold new shares at a discount, which diluted the asset value, added to the supply of shares, and increased the advisory fees paid.

It is very expensive and time consuming for shareholders to organize and wage successful proxy fights to replace staggered Boards of Directors. Fortunately, the law gives shareholders one practical tool to fix this problem. A majority can vote to "fire" the investment manager. Qualified advisors are available that will work with a motivated Board to enhance shareholder value.

We have a chance to send a loud and clear message to the Board that we want the Fund run exclusively for the benefit of the Fund's owners. Vote for this shareholder sponsored resolution.

                     ***End of supporting statement***

CONCLUSION

I am sure the Board would agree that the discount represents both a wasteful loss of shareholder wealth, and an issue of contention between the Fund's owners and its fiduciaries. The shareholders and the Board should work together to resolve this problem expeditiously. Getting rid of the discount would eliminate the need for disruptive activities such as proxy fights, opposing director candidates, and shareholder proposals like the one above.

I remain available at any time for discussions with Value Advisors LLC or members of the Board concerning any issues related to the Central European Value Fund, suggestions to remedy the discount, the submitted shareholder proposal, and other ideas to enhance shareholder value. I am looking forward to your response.

Very truly yours,



Ronald G. Olin